October 27, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention:  Patrick Gilmore

 Accounting Branch Chief

Re:

Broadcaster, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2008
Filed October 17, 2008

File No. 0-15949

Dear Mr. Gilmore:

We refer to our letter dated September 3, 2009 in which we responded to your letter dated June 30, 2009. In addition to the responses contained in our September 3 letter, the Company acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further clarification, please do not hesitate to contact me on (415) 883 8369.

Sincerely,
/s/ Martin Wade, III
Martin Wade, III